SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January , 2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  January 14, 2004                        By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: HPM / OTCBB: HPMPF
                        WEB SITE: WWW.HILTONPETROLEUM.COM



NEWS RELEASE                                                    JANUARY 14, 2004


Mr. Nick DeMare, President, provides this update of corporate activities.

Advisory Board

In order to assist senior management in their ongoing operational activities an advisory board has been established. The advisory board serves at the pleasure of the CEO and currently comprises:

         Mr. David Henstridge, P.Geo.
         David  Henstridge  graduated from Adelaide  University,  Australia,  in
         1971, with an Honors Degree in geology and is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Australian Institute of Geoscientists and the Geological Society of Australia. Mr. Henstridge has managed numerous advanced exploration projects throughout Australia, Europe and the United States and has worked for, and consulted to, several companies on advanced exploration and feasibility projects in Australia, Papua New Guinea, Fiji, China and North and South America.. Mr. Henstridge has co-authored 15 geological publications.

         Mr. Victor A. Jaramillo, M.Sc.(A.), P.Geo.
         Mr. Jaramillo has 19 years of experience in North and South America in mineral exploration and mining geology. His experience ranges from working at producing mines to acting as regional exploration manager for companies such as St. Joe Minerals, Newmont Mining, and Britannia Gold. He is a registered professional geoscientist and is a fellow of the Geological Association of Canada.

         Mr. Bob Antonuwski, P.Eng.
         Over 28 years experience as a senior engineer, project manager, and management expertise gained through all phases of major international mining projects. A solid background in the administration, engineering, construction and operation of newly constructed mines. Major emphasis has been the design, development, and construction of solvent extraction and electrowinning project, gold recovery plants.

Property Acquisition

On October 7, 2003 the Company announced the finalization of an agreement to acquire a 60% interest in the El Nayar project area, located in the Mezquites Mining District. This district includes the historic Guanajuatillo mine and the La Castellana and Los Limones properties totalling approximately 6,722 hectares in the central SE part of the state of Nayarit, Mexico. The El Nayar project has numerous historically rich, productive silver and gold mines dating from the Spanish Conquest of west central Mexico. In the late 1800's and early 1900's English and American mining interests reportedly produced approximately 400 TPD of high grade silver and gold ores in part from the old mining centre


                                                                         ..../2


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Hilton Petroleum Ltd.
January 14, 2004
Page 2


The Company has now received the NI 43-101 qualifying report (the "Qualifying Report") which has been submitted to the TSX Venture Exchange (the "Exchange") in support of the Company's property acquisition. Upon acceptance by the Exchange of the Qualifying Report it will be filed and made available to all shareholders at the SEDAR website ( www.sedar.com )

Work Programs

The Company will begin an aggressive exploration and development program focussed on determining the extent of high grade silver-gold values indicated in earlier historical reports and verified by independent sampling as part of the preparation of the Company's Qualifying Report.

The Los Mezquites Mining District represents one of the few regions within the State of Nayarit that shows marked evidence of an important mining industry in past times.

All mining ceased in the Los Mezquites Mining District due to the violence during the Cristero Revolution.

The geology of the area encompassed within the Company's El Nayar Project, in the Los Mesquites Mining District consists of basement rocks which are intermediate hypabyssal rocks varying from quartz diorite to granodiorite, tentatively assigned a Cretaceous age. Overlying the microdiorites is a rhyolitic sequence composed of tuffs, volcanic breccias and ignimbrites of mid-Oligocene and mid-Miocene age. This is the single most productive group of rock units hosting large silver and gold deposits in a more or less continuous belt parallel to the west coast of Mexico.

The productive "lower-volcanics" are covered in part by basaltic andesites and trachyandesites of upper Miocene-Pliocene age, alluvial deposits and Recent materials consisting of ash falls, talus and poorly consolidated volcanic ejecta.

All premineral rock units in the area of the El Nayar Project have had intense structural preparation. This was followed by an intense and pervasive mineralizing which can be linked to the fact that this historic mining district lies at the intersection of two regional-scale deformational trends, one NNW, the Sierra Madre of Mexico, and the WNW, the NeoVolcanic belt of Mexico.

Large portions of the known, historic silver-gold deposits were mined for oxidized ores. There are large areas remaining to be explored using modern exploration techniques to determine the extent of gold and silver oxidized mineralization which are highly amenable to heap leach recovery methods or recovery using standard milling followed by agitation leaching in tanks.

Development Potential

Subject to the results of the Company's initial exploration work, it is anticipated that mine development can be initiated on a fast-track basis given the historical grades mined and the ore grades reported and processed in more recent times.

The mineralization observed in underground workings and at various levels in the steep canyon country that El Nayar is located in, appears to be is amenable to modern heap leaching techniques. Part of the early stage testing will be checking highly oxidized, ore grade silver and gold mineralization to see if it can be processed using run-of mine leaching of ore ("ROM"). Under ROM leaching, ore is mined and transported to the leach pad without being crushed. Heap leaching characteristics of ores from the La Castellana Mine and surrounding old mining properties will be a first priority for the Company's geologists.

                                                                         ..../3

Hilton Petroleum Ltd.
January 14, 2004
Page 3


Historical production went from bonanza grade oxidized material to rich sulphide ores processed in mills in the region. The company's objective is to restart a mill after sufficient information regarding ore grades remaining in situ or as backfills in the old mines is gathered and analyzed.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMPF".

ON BEHALF OF THE BOARD

/s/ Nick DeMare
-----------------------
Nick DeMare, President

Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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